                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                           Tweedy, Browne Company L.P.


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                               TBK Partners, L.P.




                    Under the Securities Exchange Act of 1934

                     ESPEY MFG. AND ELECTRONICS CORPORATION
                                (Name of Issuer)


                   Common Stock, Par Value $0.33 1/3 per Share
                         (Title of Class of Securities)

                                    296650104
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  JULY 25, 1997
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No. 269650104                                        Page ___of ____Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tweedy, Browne Company L.P. ("TBC")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/



--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER TBC has sole voting power with
NUMBER OF               respect to 39,500 shares held in certain TBC accounts
                        (as hereinafter defined).  Additionally, certain of
SHARES                  the general partners of TBC may be deemed to have sole
                        power to vote certain shares as more fully set forth
BENEFICIALLY            herein.
                    ------------------------------------------------------------
OWNED BY            8.  SHARED VOTING POWER

EACH                    0 shares
                    ------------------------------------------------------------
REPORTING           9.  SOLE DISPOSITIVE POWER  0 Shares, except that certain of the general partners of TBC may be deemed to have sole
PERSON                  power to dispose of certain shares as more fully set
                        forth herein.
WITH                ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        47,275 shares held in accounts of TBC (as hereinafter defined).

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     47,275 shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.40%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     BD, IA, & PN
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 269650104                                       Page ___ of ____Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/


--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*


     WC and BK
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER 100 shares, except that certain of
NUMBER OF               the general partners of TBK, solely by reason of their
                        positions as such, may be deemed to have shared power
 SHARES                 to vote these shares.
                    ------------------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER

 OWNED BY                0 shares
                    ------------------------------------------------------------
  EACH              9.  SOLE DISPOSITIVE POWER 100 shares, except that certain of the general partners of TBK, solely by reason of
 REPORTING              their positions as such, may be deemed to have shared
                        power to vote these shares.
  PERSON            ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
  WITH
                        0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100 shares

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.01%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

     The persons filing this Amendment No. 3 are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership and (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership. This Amendment No. 3 amends a Statement on
Schedule 13D filed by TBC and TBK dated October 25, 1996 (the "Statement"). The filing of this Amendment No. 3 should not be deemed an admission that TBC and TBK comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

     This Amendment No. 3 relates to the Common Stock, $ 0.33 1/3 par value (the "Common Stock"), of Espey Mfg. and Electronics Corporation (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 3, is a company organized under the laws of Delaware, with its principal executive offices at Congress and Ballston Avenues, Saratoga Springs, New York 12866.

     This Amendment No. 3 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     This Amendment No. 3 is being filed because the filing persons are no longer subject to the reporting requirements of Section 13(d)(3) of the Securities Exchange Act (the "Act") as a result of the disposition of their respective shares of Common Stock in open market transactions.

     Other than as set forth below, to the best knowledge of TBC and TBK, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 3.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As a result of the disposition of 13,725 shares of Common Stock in open market transactions, as of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 47,275 shares of Common Stock, which constitutes approximately 3.40% of the 1,388,741 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     As of the date hereof, TBK beneficially owns directly 100 shares of Common Stock, which constitutes approximately 0.01% of the 1,388,741 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

     Each of TBC and TBK disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and TBK could be deemed to be the beneficial owner as of the date hereof, is 47,375 shares, which constitutes approximately 3.41% of the 1,388,741 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC and TBK, respectively, is 47,375 shares, which constitutes approximately 3.41% of the 1,388,741 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 100 shares of Common Stock which constitutes approximately 0.01% of the 1,388,741 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

     Each of TBC and TBK disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and TBK, no person who may be deemed to comprise a group with any of TBC, TBK, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 47,275 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 39,500 shares of Common Stock held in certain TBC Accounts.

     Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 39,500 shares of Common Stock held in certain TBC Accounts.

     TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

     (c) No transactions in Common Stock were effected by TBK during the sixty-day period ended as of the date hereof. During the sixty-day period ended as of the date hereof, TBC has sold shares of the Common Stock in open market transactions, as follows:


REPORTING                                     NO. OF SHARES           PRICE
PERSON                  DATE                  SOLD                    PER SHARE

TBC Accounts            06/25/97              2,500                   $ 17 1/4
                        06/26/97                555                   $ 17 1/4
                        06/27/97                600                   $ 17 1/4
                        07/03/97              3,000                   $17.1666
                        07/07/97              2,200                   $17.0284
                        07/11/97                870                   $ 17 1/4
                        07/21/97              3,000                   $ 17 1/8
                        07/25/97              1,000                   $ 17 1/8



     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

     (e) TBC and TBK ceased to be the beneficial owner of more than 5% of the Common Stock on July 25, 1997.

                                    SIGNATURE


     Each of Tweedy, Browne Company L.P. and TBK Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                              TWEEDY, BROWNE COMPANY L.P.



                                              By
                                                 ------------------------------
                                                 Christopher H. Browne
                                                 General Partner



                                              TBK PARTNERS, L.P.



                                              By
                                                 ------------------------------
                                                 Christopher H. Browne
                                                 General Partner












Dated: July 28, 1997